Attachment 77J

  Reclassification of Capital Accounts: The fund accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public
Accountants' Statement of Position 93-2:
Determination, Disclosure, and Financial
Statement Presentation of Income, Capital
Gain, and Return of Capital Distributions by
Investment Companies. The effect of applying this statement was to decrease accumulated net realized loss on investments by $28,268,215, decrease distributions in excess of net investment income by $14,476,782 and decrease paid-in capital by $13,791,433 due to expiring capital loss carryforward and foreign currency losses realized and recognized during the year ended December 31, 2000. Net Investment income, net realized gains and net assets were not affected by this change.